

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

October 5, 2015

Via E-mail
Tom Logtenberg
Chief Executive Officer
Merus B.V.
Padualaan 8 (postvak 133)
3584 CH Utrecht, the Netherlands

> **Re:** **Merus B.V.**
> **Draft Registration Statement on Form F-1**
> **Submitted September 8, 2015**
> **CIK No. 0001651308**

Dear Mr. Logtenberg:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Summary

1. Please describe how binding to two different antigens produces products that have greater potency and lower toxicity than existing cancer therapeutics.

Our Product Pipeline, page 2

2. Please remove the last row from this table and the corresponding one on page 82, as the research described therein is in too preliminary a stage to be reflected in a table intended to represent your product pipeline.

Our Biclonics platform, page 2

3. Please briefly explain what the "Fc" region of your Biclonics is and define "transgenic" mice.

Benefits of Biclonics, page 4

4. Please briefly explain what "heterodimer formation" is.

Risks Associated with Our Business, page 6

5. Please include a bullet point that addresses the risk presented by the need to defend against patent infringement claims, as reflected in your risk factor on pages 40-41, and reference the pending lawsuit filed against you by Regeneron Pharmaceuticals Inc.

Use of Proceeds, page 58

6. Please amend this disclosure to indicate the approximate amount of offering proceeds you intend to allocate toward each of your bispecific antibody candidates and working capital and other general corporate purposes. Please also indicate how far in the development process you expect that the funds from the offering will allow you to proceed with respect to each of your product candidates. For example, you should indicate whether the proceeds allocated to the development of MCLA-128 will allow you to complete Phase 1/2 clinical studies for that product candidate.

Capitalization, page 60

7. You include the automatic conversion of your preferred stock in your pro forma presentations. Please demonstrate to us how the automatic conversion is directly attributable to your IPO and factually supportable as required by Item 11-02(b)(6) of Regulation S-X. In this regard, please demonstrate to us that your IPO will result in gross proceeds of at least €30.0 million at a price per share of at least four times the original issue price of your Class B preferred shares as disclosed on page F-21. In your response, please tell us the conversion rate of each series of preferred stock and revise your disclosure in Note 15 accordingly, consistent with the guidance in paragraph 79(a)(v) of IAS 1.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates
Share-Based Compensation, page 75

8. We may have additional comments on your accounting for equity issuances including stock compensation. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Business
Collaboration Agreements, page 95

9. Please amend your disclosure with respect to your collaboration agreement with ONO Pharmaceutical to include the following:

- The amounts paid to date;
- The aggregate milestone payments that you are eligible to receive; and
- The duration of the agreement outside of termination provisions.

Related Party Transactions, page 125

10. Please tell us why the issuance of 2.4 million shares of Class B preferred stock in January 2015 at €5.64 per share resulted in only €5.0 million in proceeds instead of approximately €13.5 million. Also tell us why the price declined from €7.50 per share from your previous issuances of Class B preferred stock.

Independent Auditor's Report, page F-1

11. Please explain to us why your balance sheet at January 1, 2013 is not covered by this report.

Statement of Profit or Loss and Comprehensive Income, page F-4

12. Paragraph 99 of IAS 1 requires presentation of expenses based on either their nature or their function, whichever provides information that is reliable and more relevant. Since your presentation appears to employ the mix of both methods, please revise your presentation to comply under one method. If you choose to present expenses based on their function, please disclose additional information based on the nature of these expenses as required under paragraph 104 of IAS 1.

Notes to the Financial Statements
4. Significant accounting policies
Research and development, page F-10

13. To the extent that you continue to present statements of profit or loss and comprehensive income on a nature of expense basis, please disclose the amount of your personnel expenses and depreciation and amortization attributable to research and development, as required by paragraph 126 of IAS 38.

17. Costs of outsourced work and other external costs, page F-24

14. Your research and development expenditures include IP and litigation costs. Please explain your basis for characterizing these expenses as research and development. Refer us to the authoritative literature used to reach your conclusion. In your response, at a

minimum please tell us how costs to maintain patents as indicated on page 67, like litigation costs, are fees to register a legal right, as stipulated in paragraph 66(c) of IAS 38.

27. Adoption of IFRS, page F-31

15. Please revise your disclosure to provide all of the reconciliations required by paragraph 24 of IFRS 1, particularly the reconciliation of equity. In addition, please tell us the extent to which you applied the exceptions discussed in paragraph 13 and Appendix B of IFRS 1 and the exemptions discussed in paragraph 18 and Appendices C through E of IFRS 1. To the extent you applied any exception or exemption, please revise your disclosure to describe how you applied them. See Instruction 4 to Item 5 of Form 20-F.

Other Comments

16. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

17. Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

You may contact Frank Wyman at (202) 551-3660 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Peter N. Handrinos
        Nathan Ajiashvili
        Latham & Watkins LLP
        John Hancock Tower
        200 Clarendon Street
        Boston, Massachusetts 02116